U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(  ) Check this box if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

1.   Name and Address of Reporting Person

     Gary Gelman
     c/o National Bank of New York City
     139-29 38th Avenue
     Flushing, NY 11354-4112

2.   Issuer Name and Ticker or Trading Symbol

     Fortune Natural Resources Corporation - FPX

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year

     March 1999

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to issuer (Check all applicable)
     (X)  Director  ( )  10% Owner  ( )  Officer (give title below)
     ( )  Other (specify below)


-----------------------------------------------------------------------------------------------------------------------------------
TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of   |2. Transaction |3. Transaction  |4. Securities          | 5. Amount of        |6. Ownership Form:|7. Nature of
   Derivative |   Date        |   Code         |   Acquired (A) or     |    Securities       |    Direct (D) or |   Indirect
   Security   |               |                |   Disposed of (D)     |    Beneficially     |    Indirect (I)  |   Beneficial
              |   (Month/Day/ |   (Instr. 8)   |   Instr. 3, 4 and 5)  |    Owned at End     |                  |   Ownership
              |    Year)      |        |       |        | (A) or|      |    of Month         |                  |
              |               |  Code  |  V    | Amount | (D)   | Price|    (Instr. 3 and 4) |    (Instr. 4)    |   (Instr. 4)
-------------- --------------  ----------------  ----------------------  ------------------   -----------------  --------------

Common Stock                                                             19,833               D


-----------------------------------------------------------------------------------------------------------------------------------
TABLE II - Derivative  Securities  Acquired,  Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------------
1.Title  |2.Conver-   |3.Trans- |4.Transac- |5.Number of   |6.Date Exer-   |7.Title and     |8.Price|9.Number  |10.Owner- |11.Nature
  of     |  sion or   |  action |  action   |  Derivative  |  cisable and  |  Amount of     | of    |  of      |   ship   |   of In-
  Deriva-|  Exercise  |  Date   |  Code     |  Securities  |  Expiration   |  Underlying    | Deriv-|  Deriv-  |   Form of|   direct
  tive   |  Price of  |         |           |  Acquired (A)|  Date         |  Securities    | ative |  ative   |   Deriv- |   Bene-
  Secur- |  Derivative|         |           |  or Disposed |               |                | Secur-|  Secur-  |   ative  |   ficial
  ity    |  Security  |  (Month/|  (Instr.  |  of (D)      |               |  (Instr. 3     | ity   |  ities   |   Secu-  |   Owner-
  (Instr.|            |   Day/  |    8)     |              |  (Month/Day/  |  and 4)        |       |  Bene-   |   rity:  |   ship
   3)    |            |   Year) |           |  (Instr. 3,  |  Year)        |                |(Instr.|  ficially|   Direct |
         |            |         |           |   4 and 5)   |               |                |  5)   |  Owned   |   (D) or |  (Instr.
         |            |         |           |              |               |                |       |  at End  |   Indi-  |    4)
         |            |         |           |              |               |      |Amount   |       |  of Month|   rect   |
         |            |         |           |              |Date   |Expira-|      |or       |       |  (Instr. |   (I)    |
         |            |         |     |     |     |        |Exer-  |tion   |      |Number   |       |    4)    |  (Instr. |
         |            |         |Code | V   |(A)  | (D)    |cisable|Date   |Title |of Shares|       |          |   4)     |
--------  -----------  --------- ----------  -------------  --------------- ---------------  ------- ---------- ---------- ---------

Stock                                                       3/25/   3/24/   Common
Options   $1.5625      3/25/99   A           36,000         1999    2004    Stock  36,000    $1.5625 36,000     D

Stock
Options                                                                                              37,500     D(1) (unchanged)

Stock                                                                                                38,250     D(1) (unchanged)
Options

Stock                                                                                                36,000     D(1) (unchanged)
Options




(1) This amounts is listed separately from the above mentioned security as the term and exercise price is different.

SIGNATURE  OF REPORTING PERSON

/s/ Gary Gelman
------------------------

DATE
March 31, 1999